





SUN
hydraulics
CORPORATION

www.sunhydraulics.com

annual report > **2002**

positioned for global growth >

Differentiated Products >

Sun's products provide superior value due to their high-quality, high-performance characteristics. Sun cartridge valves are differentiated by their floating design, which allows them to operate reliably at higher pressures and flow rates than competitive products of equal size.

We offer the most comprehensive line of screw-in cartridge valves and manifolds in the world. Sun's products provide machine designers the opportunity to develop unique, reliable solutions for their hydraulic control applications.

Sun design engineers are continuously engaged in new product development programs to provide new and better solutions. New products have a "drag along" effect and help to promote sales of existing products, especially in the case of engineered valve packages.

Integrated Packages >

Engineered valve packages are comprised of many standard screw-in cartridge valves housed in a custom designed manifold. Customer benefits include order simplification, reduced assembly time and cost, and consolidation of the hydraulic control system.



Sun designs and manufactures engineered valve packages at all of its locations, helping to expand our global presence. Engineered valve packages provide Sun companies and our distributors the opportunity to offer significant value-added local production in remote markets.

Global Markets >

Because we sell to diverse markets around the world, Sun delegates the sales function primarily to independent distributors. While we sell directly to select customers in certain markets, a strong global distribution network is key to our ongoing success.

Sun Hydraulics is a dynamic, growing global company driven by the initiative and creativity of our employees around the world. We believe that if we make the right investments that focus on achieving our business objectives we will sustain long-term success.

End Use Markets >

Mobile

Agricultural Machinery
Waste Management Equipment
Cranes
Demolition Equipment
Oil Field Drills
Forklift Attachments
Construction Equipment
Fire and Rescue Equipment
Forestry Machinery
Mining Machinery
Marine Equipment
Sweeping Equipment
Trenching Machinery
Utility Equipment

Industrial

Metal Cutting Machines
Metal Forming Machines
Robots
Automation Equipment
Foundry Equipment
Molding Machinery
Paper Products Machinery
Food Processing Equipment
Textile Machinery
Packaging Machinery
Power Units
Test Stands

sun hydraulics CORPORATION

About Sun

"Sun Hydraulics will design, develop, manufacture and market proprietary fluid power (hydraulic) components for national and international industrial equipment (machine tools, construction equipment, material handling equipment, specialized agricultural machinery, mining machinery and general factory automation)....The products of Sun Hydraulics will generally add safety and fine control of speed and force to machinery."

Excerpted from the original Sun Hydraulics Business Plan, written in 1970 by Robert E. Koski.

Sun's focus has not changed. Our goal continues to be to design, manufacture, market and support, on a worldwide basis, differentiated, high performance and high quality cartridge valves and integrated valve packages. Our business objectives are to:

- Sustain top line growth with above average return on capital,
- Achieve a high level of customer satisfaction, and
- Continue to grow the "Sun culture."


Sun Operations
Distributor locations

the business of Sun Hydraulics >

Sun Hydraulics is a recognized global leader in the design and manufacture of high-performance screw-in hydraulic cartridge valves and manifolds. Our products provide control for hydraulic systems that are used in many types of industrial equipment and machinery.

The global market for screw-in hydraulic cartridge valves and manifolds is part of a much larger total hydraulic valve market. Growth of the cartridge/manifold segment is spurred by the inherent advantages of screw-in cartridge technology, and is realized as these products continue to gain a greater share of the overall valve market. The geographic market for hydraulic products is divided between the Americas, Europe and Asia/Pacific, with greatest short-term growth potential in the Asia/Pacific region.

Sun's screw-in cartridge valves and manifolds will continue to displace conventional valves because:

- Performance is better,
- Products are smaller in size and easier to integrate,
- Installed cost is typically lower than conventional valves,
- Customized solutions can be developed using standard components, and
- Cartridges are "export friendly" and manifolds can be manufactured in remote markets with minimum investment.


Sun Hydraulics is Global
Sales by Region
Asia/Pacific 16%
Americas 57%
Europe 27%

The unique design and high performance of our products differentiates Sun from our competition. With manufacturing facilities in the United States, England, Germany, South Korea and China, Sun Hydraulics is poised to continue to increase its share of the global screw-in hydraulic cartridge valve and manifold market.

financial highlights >

(in thousands except per share data)	**2002**	2001	2000	1999	1998
Statement of Operations:					
Net sales	**$64,545**	$64,983	$79,967	$70,449	$72,720
Gross profit	**15,963**	14,625	21,465	16,416	19,234
Operating income	**3,420**	2,060	7,356	4,038	7,688
Income before income taxes	**2,592**	1,312	5,919	2,664	8,520
Net income	**$ 1,778**	$ 950	$ 3,921	$ 1,831	$ 5,647
Basic net income per common share	**$ 0.28**	$ 0.15	$ 0.61	$ 0.29	$ 0.89
Diluted net income per common share	**$ 0.27**	$ 0.14	$ 0.60	$ 0.28	$ 0.87
Dividends per common share	**$ 0.16**	$ 0.16	$ 0.16	$ 0.16	$ 0.16
Other Financial Data:					
Depreciation and amortization	**$ 5,100**	$ 5,426	$ 5,594	$ 5,043	$ 4,387
Capital expenditures	**5,870**	4,022	4,374	7,897	8,137
Balance Sheet Data:					
Cash and cash equivalents	**$ 3,958**	$ 3,611	$ 2,698	$ 1,122	$ 1,592
Working capital	**12,828**	12,778	12,658	8,717	5,629
Total assets	**62,285**	61,750	64,374	64,074	61,019
Total debt	**9,611**	10,663	12,012	14,342	11,907
Shareholders' equity (including Redeemable Common Stock)	**45,149**	43,738	43,836	41,176	40,015
% of Sales					
Gross profit	**24.7%**	22.5%	26.8%	23.3%	26.4%
Operating income	**5.3%**	3.2%	9.2%	5.7%	10.6%
Net income	**2.8%**	1.5%	4.9%	2.6%	6.2%



$80
70
60
50
40
30
20
10
0
$64.5
$16.0
$64.9
$14.6
$79.9
$21.5
$70.4
$16.4
$72.7
$19.2
2002
2001
2000
1999
1998
Net Sales
Gross Profit

(in millions)



$12
10
8
6
4
2
0
$7.5
$7.3
$9.5
$5.6
$8.6
2002
2001
2000
1999
1998
Cash from Operations

(in millions)

letter to shareholders >

Dear Shareholders

The Past Year >

Sun once again was profitable in 2002. We delivered $0.27 per share in earnings, paid out $0.16 per share in dividends, and generated $7.5 million in cash. All of this was accomplished even though sales were slightly lower than the previous year and global economic conditions continued to be challenging. We maintained our production workforce and continued to invest in capacity and process developments, all of which deliver productivity improvements.

Sun's global market penetration continued to grow, even though consolidated sales were flat. Our German and Korean companies made significant contributions and helped offset subdued activity in our United States and United Kingdom operations. Domestic capital goods spending remained depressed with excess capacity throughout the U.S. manufacturing sector, as evidenced by the Federal Reserve's measure of manufacturing capacity utilization (see graph). However, the weakened U.S. dollar helped to make our products more competitive in overseas markets and, again in 2002, the dollar value of Sun's shipments outside of the United States topped 45%!



Sun Sarasota 12/12 shipments compared to manufacturing capacity utilization through January 2003
Manufacturing capacity utilization
Sun shipments 12/12 percent change
Manufacturing Capacity Utilization
Sun Hydraulics Shipments 12/12
1985
1990
1995
2000
2003

Productivity Improvements >

- Assembly automation
- Aqueous parts cleaning
- Product redesign
- Process improvements
- Freight cost reduction
- Heat treatment/coating improvements
- Parts outsourcing

Sales of "enabler products" (lower volume, unique, problem-solving cartridge valves and manifolds) held their own in 2002, even increasing in some product types, while higher volume product sales were down due to market conditions. Mature volumes for many enabler products will often be relatively low, but these items are important to the overall mix of products that Sun offers to the marketplace. The uniqueness of enabler products generates relatively steady demand even in difficult economic conditions.



Engineered valve packages provide benefits to OEMs and users.

Throughout 2002, we continued to invest time and effort in our website, www.sunhydraulics.com. This global medium allows us to present more of our products, to more of the marketplace, than at any time in our history. In 2002, we added many new products and features to the website to aid our customers. We encourage all of our shareholders to visit www.sunhydraulics.com and learn more about Sun Hydraulics and our products.

In 2002, we kept operating expenses in line with lower business levels while we continued to make prudent investments for our future. We implemented many productivity improvements in our U.S. operations and completed our capacity expansion in the U.K. We maintained our investment in people and saw the productive capacity of our workforce increase significantly. Shipments in 2002 were achieved with a significantly reduced number of working hours while we continued to offer a high level of customer service.

In our 3rd quarter 2002 conference call last November, we said, "Due to the great uncertainties in the world economies, we are reluctant, and in fact unable, to forecast beyond the next quarter." Though the global economy remains a great uncertainty as of this writing, we are optimistic about 2003 and the longer term future.

Moving Forward >

Our investments and actions of the past few years have given us the capacity and capability to respond rapidly to increased demand. With our United Kingdom expansion completed, we have the infrastructure and production workforce in place to easily meet multiple years of double-digit growth. To help stimulate demand, we have a number of exciting initiatives planned for 2003.

What is a Proportional Valve?

Proportional valves respond to an electrical signal to regulate the hydraulic system. They can be compared to a dimmer switch that regulates the intensity of household lights.

New Products >

In January, we released the first of our electro-proportional cartridge valves. These new products address a growing segment of the hydraulic market where hydraulic components are controlled electrically. Initial product offerings include a variety of pressure controls and flow controls that complement our existing cartridge valves. Our electro-proportional products deliver a very high level of performance for their price and early reports indicate that they will be well received in the marketplace.

In 2002...we implemented many productivity improvements...completed capacity expansion...maintained our investment in people...and saw the productive capacity of our workforce increase significantly.

U.S. Expansion >

In February, we announced the start-up of an operation in Kansas City that will help us increase our market share in the engineered valve package business. In addition to having factory personnel in the area to support distributors' efforts, we will have a local source for manufacturing larger and ductile iron manifolds in the United States.

This added capability, together with our growing line of electro-hydraulic products, allows us to aggressively pursue the engineered valve package segment of the market. Combining many standard cartridges in a single custom-designed manifold offers significant benefits to both OEMs and users. While Sun has always competed for this business, in 2003 we will become much more active in pursuing this segment of the market.

European Expansion >

In April, we announced the formation of a new Sun marketing and technical support company in France. While we have had past success in the French market, our customer base has been limited and we found it difficult to retain business over the long term. We will build the company in France following a formula that has been successful for us in the past. In the formative stages, we begin by hiring a strong national manager who is familiar with the market, the customs and the language while being technically competent and knowledgeable about our products.

letter to shareholders *(continued)* >

2003—What's going to happen? >

Sun has never pretended to be able to predict the unpredictable. We take a long-term approach to our business, knowing that over time, if we stay the course and do the right things, the market will reward us. As of the writing of this letter, great uncertainties remain in the global economy; it is not necessary to repeat here what you read and hear every day.



Sun's new proportional valves deliver high performance.

We have the infrastructure and production workforce in place to easily meet multiple years of double-digit growth.

Sun Hydraulics is conscious of our obligations to all of our stakeholders—shareholders, employees, customers, suppliers and our community. To best serve all constituents, our focus will remain on improving our market orientation and operational effectiveness to grow the business.



Clyde G. Nixon
Chairman of the Board



Allen J. Carlson
President and Chief Executive Officer



When this Ferris wheel in Shanghai, China had operational problems, Sun Hydraulics valves were employed to correct the problem.

dge valves in custo...
close support to the Company's dist...

ults of Operations

e following table sets forth, for the periods indicated, certain ms in the Company's statements of operations as a percentage net sales.

or the Year Ended	Dec 28, 2002	Dec 29, 2001	Dec 30, 2000	Jan 1, 2000	Dec 31, 1998
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	24.7%	22.5%	26.8%	23.3%	26.4%
Operating income	5.3%	3.2%	9.2%	5.7%	10.6%
Income before income taxes	4.0%	1.5%	7.4%	3.8%	11.7%

Comparison of Years Ended December 28, 2002 and December 29, 2001

Net Sales. Net sales for 2002 were $64.5 million, a decrease of $0.5 million, or 0.8%, from $65.0 million in 2001. Domestic net sales decreased 6.1%, or $2.2 million, in 2002, compared to 2001. International net sales increased 6.0%, or $1.7 million, with ...ases in Korea and Germany of 39.0% and 4.9%, respective... of 10.4% in the United Kingdom. Increase...

of
red
nged
d by
which
al net

...vas due to a change... tax rates in effect among the coun... sells its products.

Quarterly Results of Operations

For the Quarter Ended (in Thousands)	Dec 28, 2002	Sep 28, 2002	Jun 29, 2002	Mar 30, 2002
Net sales	$15,476	$16,043	$17,413	$15,613
Gross profit	3,697	4,048	4,526	3,692
Operating income	626	1,027	1,384	383
Income before income taxes	423	780	1,188	200
Net income	$ 368	$ 507	$ 774	$ 128

	Dec 29, 2001	Sep 29, 2001	Jun 30, 2001	Mar 31 2001
Net sales	$13,361	$15,119	$17,533	$18,97
Gross profit	1,809	3,270	4,217	5,31
Operating income (loss)	(949)	295	842	1,8
Income (loss) before income taxes	(1,096)	202	620	1,
Net income (loss)	$ (662)	$ 151	$ 429	$ 1,

Sep 30, Jul 1, 2000

...hose assets related to the oper... ...ny. Segment information is as follows:

United States	Korea	United Kingdom	Germany	Elimination
$41,937	$5,899	$10,200	$6,509	$ —
10,643	431	1,569	32	(12,24
2,029	2,035	618	416	(7
43,407	104	11,596	6,207	(95
3,905	136	783	308	
2,219		3,429	86	
$43,158	$4,244	$11,378	$6,203	$
10,326	—	1,544	37	(11
667	(20)	1,257	95	(1
44,463	1,764	11,257	5,861	
4,219	177	725	305	
1,939	72	1,357	654	
$55,488	$5,537	$13,026	$5,916	$
11,232	—	1,814	29	
	307	1,834	281	
		10,285	4,757	
			271	



sun hydraulics
CORPORATION

www.sunhydraulics.com



selected consolidated financial data

Year Ended	**Dec 28, 2002**	Dec 29, 2001	Dec 30, 2000	Jan 1, 2000	Dec 31, 1998
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$64,545**	$64,983	$79,967	$70,449	$72,720
Gross profit	**15,963**	14,625	21,465	16,416	19,234
Operating income	**3,420**	2,060	7,356	4,038	7,688
Income before income taxes	**2,592**	1,312	5,919	2,664	8,520
Net income	**1,778**	950	3,921	1,831	5,647
Basic net income per common share	**$ 0.28**	$ 0.15	$ 0.61	$ 0.29	$ 0.89
Diluted net income per common share	**$ 0.27**	$ 0.14	$ 0.60	$ 0.28	$ 0.87
Dividends per common share	**$ 0.16**	$ 0.16	$ 0.16	$ 0.16	$ 0.16
Other Financial Data:					
Depreciation and amortization	**$ 5,100**	$ 5,426	$ 5,594	$ 5,043	$ 4,387
Capital expenditures	**5,870**	4,022	4,374	7,897	8,137
Balance Sheet Data:					
Cash and cash equivalents	**$ 3,958**	$ 3,611	$ 2,698	$ 1,122	$ 1,592
Working capital	**12,828**	12,778	12,658	8,717	5,629
Total assets	**62,285**	61,750	64,374	64,074	61,019
Total debt	**9,611**	10,663	12,012	14,342	11,907
Redeemable common stock	**2,250**	—	—	—	—
Shareholders' equity	**42,899**	43,738	43,836	41,176	40,015

The following summary should be read in conjunction with the consolidated financial statements and related notes contained herein.

As of January 1, 1999, the Company changed from a calendar reporting year ending on December 31st to a fiscal year which will end on the Saturday closest to December 31st. Each quarter consists of two 4-week periods and one 5-week period.

(in millions except per share data)

Overview

Sun Hydraulics Corporation is a leading designer and manufacturer of high-performance screw-in hydraulic cartridge valves and manifolds, which control force, speed and motion as integral components in fluid power systems. The Company sells its products globally, primarily though independent distributors. Approximately 66% of product sales are used by the mobile market, characterized by applications where the equipment is not fixed in place, the operating environment is often unpredictable, and duty cycles are generally moderate to low. The remaining 34% of sales are used by industrial markets, which are characterized by equipment that is fixed in place, typically in a controlled environment, with higher pressures and duty cycles. The Company sells to both markets with a single product line.

Industry Conditions. Demand for the Company's products is dependent on demand for the capital goods into which the products are incorporated. The capital goods industries in general, and the fluid power industry specifically, are subject to economic cycles. According to the National Fluid Power Association (the fluid power industry's trade association in the United States), United States shipments of hydraulic products decreased 3.0% in 2002 compared to 2001.

Historically, the Company's orders trend has tracked closely to the United States measure of manufacturing capacity utilization. At the end of 2002, this measure continued to remain at a depressed level, with the December index at 73.6%.

Results for the 2002 Fiscal Year. Net sales for the year ended December 28, 2002, were $64.5 million, a decrease of 0.8% compared to net sales of $65.0 million for the year ended December 29, 2001. Net income for 2002 was $1.8 million, or 2.8% of net sales, compared to $1.0 million, or 1.5% of net sales, for 2001. Basic and diluted earnings per share for the year ended 2002, were $0.28 and $0.27 respectively, compared to $0.15 and $0.14 for the year ended December 29, 2001.

The 1% decrease in year-to-year sales was composed of increases in the German and Korean operations, which were more than offset by sales decreases in the United States and United Kingdom operations.

The increase in net income in 2002 compared to 2001 was primarily due to an improvement in gross profit as a percent of net sales. The improvement in gross profit as a percentage of sales was the result of productivity improvements and lower manufacturing overhead spending in the United States operations, and the strength of local currencies against the U.S. dollar in the foreign operations.

The productivity improvement experienced in 2002 was muted by the Company decision to retain its investment in its production workforce. Management believes the many manufacturing productivity improvements put in place during the economic slowdown of the past two years will substantially increase margins as sales volume rises.

Fourth Quarter. Net sales for the fourth quarter ended December 28, 2002, were $15.5 million, an increase of 15.7% compared to net sales of $13.4 million for the fourth quarter of 2001. Net income for the quarter ended December 28, 2001, was $0.4 million, compared to a net loss of $0.7 million for the fourth quarter of 2001. Basic and diluted net income per share for the fourth quarter were $0.06.

Cash Flow. The Company continues to have a strong balance sheet and cash flow. Net cash generated from operations for the year was $7.5 million. Capital expenditures for the year were $5.9 million, debt decreased $1.1 million, and $1.0 million was paid to shareholders in dividends. Cash on hand at December 28, 2002, was $4.0 million, an increase of $0.3 million for the year.

Outlook. Management is unable to make a meaningful projection of sales for 2003 due to the uncertainty in global economic conditions. Sales and net income results for the first quarter of 2003 are projected to be approximately the same as the first quarter of 2002.

Dividend. Sun Hydraulics Corporation declared a $0.04 per share quarterly dividend on its common stock on March 1, 2003. The dividend is payable on April 15, 2003, to shareholders of record as of March 31, 2003.

Other Highlights. The Company recently announced its intention to open an operation near Kansas City, Kansas, for the promotion and production of custom engineered hydraulic valve packages. The purpose is to increase the sales of custom valve packages (standard cartridge valves in custom manifolds) by providing quick delivery and close support to the Company's distributors in the Midwest.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales.

For the Year Ended	**Dec 28, 2002**	Dec 29, 2001	Dec 30, 2000	Jan 1, 2000	Dec 31, 1998
Net sales	**100.0%**	100.0%	100.0%	100.0%	100.0%
Gross profit	**24.7%**	22.5%	26.8%	23.3%	26.4%
Operating income	**5.3%**	3.2%	9.2%	5.7%	10.6%
Income before income taxes	**4.0%**	1.5%	7.4%	3.8%	11.7%

Comparison of Years Ended December 28, 2002 and December 29, 2001

Net Sales. Net sales for 2002 were $64.5 million, a decrease of $0.5 million, or 0.8%, from $65.0 million in 2001. Domestic net sales decreased 6.1%, or $2.2 million, in 2002, compared to 2001. International net sales increased 6.0%, or $1.7 million, with increases in Korea and Germany of 39.0% and 4.9%, respectively, offset by a decrease of 10.4% in the United Kingdom. Increases in Korea were due to specific customer demands.

Gross Profit. Gross profit increased 9.2% to $16.0 million in 2002, compared to $14.6 million in 2001. Gross profit as a percentage of net sales increased to 24.7% in 2002, compared to 22.5% in 2001. The increase in gross profit as a percentage of net sales was the result of productivity improvements and lower manufacturing overhead spending in the United States operations, and the strength of local currencies against the U.S. dollar in the foreign operations.

Selling, Engineering, and Administrative Expenses. Selling, engineering and administrative expenses were flat at $12.6 million in 2002 compared to 2001. Reductions in spending in the United States for advertising/catalogues and professional fees were offset by increases in spending in the United Kingdom for outside services and professional fees.

Interest Expense. Interest expense was $0.6 million and $0.9 million in 2002 and 2001, respectively. The reduction was due to a reduction of $0.2 million in interest on the secured equipment loan and $0.1 million in interest on the mortgage loan in the United States. Total average debt was reduced by $1.2 million in 2002 compared to 2001.

Foreign Currency Transaction (Gain) Loss. Foreign currency transaction loss in 2002 of $0.1 million was due primarily to a loss on revaluation of United Kingdom balance sheet items which were held in U.S. dollars.

Miscellaneous (Income) Expense. Miscellaneous expense was $0.2 million in 2002, compared to miscellaneous income of $0.1 million in 2001. The $0.3 million change was due to an increase in loss on sale of fixed assets in the United States and the United Kingdom.

Income Taxes. The provision for income taxes for the year ended December 28, 2002, was 34.0% of pretax income compared to 27.6% for the year ended December 29, 2001. The increase was due to a change in the relative levels of income and different tax rates in effect among the countries in which the Company sells its products.

Comparison of Years Ended December 29, 2001 and December 30, 2000

Net Sales. Net sales for 2001 were $65.0 million, a decrease of $15.0 million, or 18.7%, from $80.0 million in 2000. Domestic net sales decreased 25.9%, or $12.5 million, in 2001, compared to 2000. The primary reason for the decrease was the prolonged decline in the United States manufacturing sector, evidenced by the United States manufacturing capacity utilization index, which was at an eighteen year low at the end of 2001. International net sales decreased 7.7%, or $2.5 million, with decreases across all markets except Germany.

Gross Profit. Gross profit decreased to $14.6 million, or 32.1%, in 2001, compared to $21.5 million in 2000. Gross profit as a percentage of net sales decreased to 22.5% in 2001, compared to 26.8% in 2000. The decrease in gross profit as a percentage of net sales was due to fewer sales dollars available to cover indirect manufacturing costs, despite an overall decrease in these costs. The decrease in gross profit as a percentage of net sales was also due to a loss of productivity in the U.S. operations. Management decided to maintain production headcount despite reduced production requirements in order to preserve its long-term investment in the workforce.

Selling, Engineering, and Administrative Expenses. Selling, engineering and administrative expenses decreased $1.5 million, or 10.6%, to $12.6 million in 2001, compared to $14.1 million in 2000. $0.7 million of the decrease was due to significantly reduced spending for product catalogues. The new company website significantly reduces the amount of product information required to be published. The balance of the decrease was due to lower wage and warranty expenses as well as reductions in many discretionary expense categories such as outside services and travel.

Interest Expense. Interest expense was $0.9 million and $1.1 million in 2001 and 2000, respectively. There was no interest expense on the unsecured line of credit in 2001 since the outstanding balance remained at $0 for the entire year. This resulted in a decrease in interest expense of $0.1 million from 2000 to 2001. Interest expense on the Company's long-term mortgages and other debt also decreased $0.1 million.

Miscellaneous (Income) Expense. Miscellaneous income was $0.1 million in 2001, compared to miscellaneous expense of $0.3 million in 2000. The $0.4 million change was due to a decrease in equity losses on the joint venture in China, a decrease in foreign currency exchange losses, and a decrease in loss on sale of fixed assets.

Income Taxes. The provision for income taxes for the year ended December 29, 2001, was 27.6% of pretax income compared to 33.8% for the year ended December 30, 2000. The decrease was due to a change in the relative levels of income and different tax rates in effect among the countries in which the Company sells its products.

Quarterly Results of Operations

For the Quarter Ended	**Dec 28, 2002**	**Sep 28, 2002**	**Jun 29, 2002**	**Mar 30, 2002**
(in Thousands)				
Net sales	**$15,476**	**$16,043**	**$17,413**	**$15,613**
Gross profit	**3,697**	**4,048**	**4,526**	**3,692**
Operating income	**626**	**1,027**	**1,384**	**383**
Income before income taxes	**423**	**780**	**1,188**	**200**
Net income	**$ 368**	**$ 507**	**$ 774**	**$ 128**

	Dec 29, 2001	Sep 29, 2001	Jun 30, 2001	Mar 31, 2001
Net sales	$13,361	$15,119	$17,533	$18,970
Gross profit	1,809	3,270	4,217	5,316
Operating income (loss)	(949)	295	842	1,859
Income (loss) before income taxes	(1,096)	202	620	1,585
Net income (loss)	$ (662)	$ 151	$ 429	$ 1,033

	Dec 30, 2000	Sep 30, 2000	Jul 1, 2000	Apr 1, 2000
Net sales	$17,537	$20,137	$22,060	$20,233
Gross profit	4,721	5,486	6,176	5,082
Operating income	1,377	1,887	2,653	1,439
Income before income taxes	1,021	1,550	2,148	1,200
Net income	$ 667	$ 1,021	$ 1,376	$ 857

Liquidity and Capital Resources

Historically, the Company's primary source of capital has been cash generated from operations, although short-term fluctuations in working capital requirements have been met through borrowings under revolving lines of credit as needed. The Company's principal uses of cash have been to pay operating expenses, pay dividends to shareholders, make capital expenditures, and service debt.

Net cash flow from operations in 2002 was $7.5 million, compared to $7.3 million in 2001 and $9.5 million in 2000. The increase in the Company's net cash flow from operations in 2002, compared to 2001, was due to the increase in net income of $0.8 million combined with lower inventory and higher accounts payable, offset by increased accounts receivable. The decrease in the Company's net cash flow from operations in 2001, compared to 2000, was due primarily to the decrease in net income of $3.0 million and lower accounts receivable and inventory, partially offset by income taxes receivable.

Capital expenditures were $5.9 million in 2002, compared to $4.0 million in 2001 and $4.4 million in 2000. Capital expenditures in 2002 included $1.5 million for the expansion of the building in the United Kingdom. Capital expenditures in the year 2003 are projected to be $4.0 million.

The Company has $9.6 million in outstanding debt secured by buildings and equipment. The Company has two revolving lines of credit totaling $8.8 million with various banks. There were no outstanding balances on these credit facilities at December 28, 2002. The line of credit in the United Kingdom totaling $1.3 million expires in 2006, while the line of credit in the U.S. expires in 2004.

The Company declared quarterly dividends of $0.04 per share to shareholders of record on the last day of each calendar quarter in 2002 and 2001. These dividends were paid on the 15th day of each month following the date of declaration. The declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, future prospects and other factors deemed pertinent by the Board of Directors.

The Company believes that cash generated from operations and its borrowing availability under its revolving lines of credit will be sufficient to satisfy the Company's operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, the Company would have the following options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations. Additional operating expense reductions also could be made. Finally, the dividend to shareholders could be reduced or suspended.

Seasonality. The Company generally has experienced reduced activity during the fourth quarter of the year, largely as a result of fewer working days due to holiday shutdowns. As a result, the Company's fourth quarter net sales, income from operations, and net income historically are the lowest of any quarter during the year.

Inflation. The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

Quantitative and Qualitative Disclosure About Market Risk.

The Company is exposed to market risk from changes in interest rates on borrowed funds, which could affect its results of operations and financial condition. At December 28, 2002, the Company had $0.1 million in variable-rate debt outstanding and, as such, the market risk is immaterial. The Company manages this risk by selecting unsecured debt financing at its lenders' prime rate less 1%, or the Libor rate plus 2.0%, whichever is the more advantageous.

Forward-looking Information

Certain oral statements made by management from time to time and certain statements contained herein that are not historical facts are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and, because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements, including those in Management's Discussion and Analysis of Financial Condition and Results of Operations, are statements regarding the intent, belief or current expectations, estimates or projections of the Company, its Directors or its Officers about the Company and the industry in which it operates, and assumptions made by management, and include among other items, (i) the Company's strategies regarding growth, including its intention to develop new products; (ii) the Company's financing plans; (iii) trends affecting the Company's financial condition or results of operations; (iv) the Company's ability to continue to control costs and to meet its liquidity and other financing needs; (v) the declaration and payment of dividends; and (vi) the Company's ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that the anticipated results will occur.

Important factors that could cause the actual results to differ materially from those in the forward-looking statements include, among other items, (i) the economic cyclicality of the capital goods industry in general and the hydraulic valve and manifold industry in particular, which directly affect customer orders, lead times and sales volume; (ii) conditions in the capital markets, including the interest rate environment and the availability of capital; (iii) changes in the competitive marketplace that could affect the Company's revenue and/or cost bases, such as increased competition, lack of qualified engineering, marketing, management or other personnel, and increased labor and raw materials costs; (iv) changes in technology or customer requirements, such as standardization of the cavity into which screw-in cartridge valves must fit, which could render the Company's products or technologies noncompetitive or obsolete; (v) new product introductions, product sales mix and the geographic mix of sales nationally and internationally; and (vi) changes relating to the Company's international sales, including changes in regulatory requirements or tariffs, trade or currency restrictions, fluctuations in exchange rates, and tax and collection issues. Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the headings "Business," particularly under the subheading, "Business Risk Factors" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in Form 10-K for the year ended December 28, 2002. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

report of independent certified public accountants

To the Board of Directors and Shareholders
of Sun Hydraulics Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Sun Hydraulics Corporation and its subsidiaries at December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6, the Company changed its method of accounting for amortization of goodwill in accordance with FAS 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.



PricewaterhouseCoopers LLP

Tampa, FL
February 28, 2003

consolidated balance sheets

(in thousands)	December 28, 2002	December 29, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 3,958	$ 3,611
Accounts receivable, net of allowance for doubtful accounts of $194 and $195	5,690	4,755
Inventories	6,846	7,238
Taxes receivable	—	668
Other current assets	810	985
Total current assets	17,304	17,257
Property, plant and equipment, net	43,987	43,555
Other assets	994	938
Total assets	$62,285	$61,750
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 1,706	$ 1,323
Accrued expenses and other liabilities	1,081	1,494
Long-term debt due within one year	1,421	1,405
Dividends payable	258	257
Taxes payable	10	—
Total current liabilities	4,476	4,479
Long-term debt due after one year	8,190	9,258
Deferred income taxes	4,092	3,848
Other noncurrent liabilities	378	427
Total liabilities	17,136	18,012
Commitments and contingencies (Note 16)	—	—
Redeemable common stock	2,250	—
Shareholders' equity:		
Preferred stock, 2,000,000 shares authorized, par value $0.001, no shares outstanding	—	—
Common stock, 20,000,000 shares authorized, par value $0.001, 6,445,567 shares outstanding	6	6
Capital in excess of par value	22,690	24,718
Unearned compensation related to outstanding restricted stock	(170)	(216)
Retained earnings	19,750	19,001
Accumulated other comprehensive income	623	229
Total shareholders' equity	42,899	43,738
Total liabilities and shareholders' equity	$62,285	$61,750

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

consolidated statements of operations

For the Year Ended	December 28, 2002	December 29, 2001	December 30, 2000
(in thousands, except per share data)			
Net sales	**$64,545**	$64,983	$79,967
Cost of sales	**48,581**	50,358	58,502
Gross profit	**15,964**	14,625	21,465
Selling, engineering and administrative expenses	**12,544**	12,565	14,109
Operating income	**3,420**	2,060	7,356
Interest expense	**578**	878	1,114
Foreign currency transaction loss (gain)	**68**	(34)	39
Miscellaneous expense (income)	**182**	(96)	284
Income before income taxes	**2,592**	1,312	5,919
Income tax provision	**814**	362	1,998
Net income	**$ 1,778**	$ 950	$ 3,921
Basic net income per common share	**$ 0.28**	$ 0.15	$ 0.61
Weighted-average basic shares outstanding	**6,433**	6,392	6,385
Diluted net income per common share	**$ 0.27**	$ 0.14	$ 0.60
Weighted-average diluted shares outstanding	**6,589**	6,554	6,574

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

consolidated statement of shareholders' equity and comprehensive income

(in thousands)	Shares	Preferred Stock	Common Stock	Capital in Excess of Par Value	Unearned Compensation Related to Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2000	6,385	—	$6	$24,486	$ —	$16,173	$ 511	$41,176
Dividends declared						(1,021)		(1,021)
Comprehensive income:								
Net income						3,921		3,921
Foreign currency translation adjustments							(240)	(240)
Comprehensive income								3,681
Balance, December 30, 2000	6,385	—	$6	$24,486	$ —	$19,073	$ 271	$43,836
Shares issued, Restricted Stock	34			216	(216)			—
Shares issued, Unrestricted Stock	1			8				8
Shares issued, ESPP	1			8				8
Dividends declared						(1,022)		(1,022)
Comprehensive income:								
Net income						950		950
Foreign currency translation adjustments							(42)	(42)
Comprehensive income								908
Balance, December 29, 2001	6,421	—	$6	$24,718	$(216)	$19,001	$ 229	$43,738
Shares issued, Restricted Stock	**9**			**129**	**46**			**175**
Shares issued, Unrestricted Stock	**5**			**23**				**23**
Shares issued, ESPP	**11**			**70**				**70**
Redeemable Common Stock				**(2,250)**				**(2,250)**
Dividends declared						**(1,029)**		**(1,029)**
Comprehensive income:								
Net income						**1,778**		**1,778**
Foreign currency translation adjustments							**394**	**394**
Comprehensive income								**2,172**
Balance, December 28, 2002	**6,446**	**—**	**$6**	**$22,690**	**$(170)**	**$19,750**	**$ 623**	**$42,899**

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

consolidated statements of cash flows

For the year ended (in thousands)	December 28, 2002	December 29, 2001	December 30, 2000
Cash flows from operating activities:			
Net income	**$ 1,778**	$ 950	$ 3,921
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**5,100**	5,426	5,594
Gain/(Loss) on disposal of assets	**190**	(2)	273
Compensation expense of stock options	**—**	—	—
Allowance for doubtful accounts	**(1)**	32	(33)
Provision for slow moving inventory	**(101)**	314	24
Provision for deferred income taxes	**244**	(258)	(6)
(Increase) decrease in:			
Accounts receivable	**(934)**	1,325	181
Inventories	**493**	1,481	(926)
Income tax receivable	**668**	(668)	442
Other current assets	**175**	(449)	55
Other assets, net	**(56)**	30	19
Increase (decrease) in:			
Accounts payable	**383**	(464)	(925)
Accrued expenses and other liabilities	**(413)**	(91)	121
Dividends payable	**1**	2	—
Income taxes payable	**10**	(315)	315
Other liabilities	**(49)**	(51)	478
Net cash from operating activities	**7,488**	7,262	9,533
Cash flows used in investing activities:			
Investment in acquisition and joint venture	**—**	—	(100)
Capital expenditures	**(5,870)**	(4,022)	(4,374)
Proceeds from dispositions of equipment	**148**	70	108
Net cash used in investing activities	**(5,722)**	(3,952)	(4,366)
Cash flows used in financing activities:			
Proceeds from debt	**—**	571	2,999
Repayment of debt	**(1,052)**	(1,920)	(5,329)
Proceeds from exercise of stock options	**17**	—	—
Proceeds from stock issued	**251**	16	—
Dividends to shareholders	**(1,029)**	(1,022)	(1,021)
Net cash used in financing activities	**(1,813)**	(2,355)	(3,351)
Effect of exchange rate changes on cash and cash equivalents	**394**	(42)	(240)
Net increase (decrease) in cash and cash equivalents	**347**	913	1,576
Cash and cash equivalents, beginning of period	**3,611**	2,698	1,122
Cash and cash equivalents, end of period	**$ 3,958**	$ 3,611	$ 2,698
Supplemental disclosure of cash flow information:			
Cash paid/(received):			
Interest	**$ 578**	$ 878	$ 1,114
Income taxes	**$ (108)**	$ 1,603	$ 1,247

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

(in thousands except per share data)

1. Business

Sun Hydraulics Corporation and its wholly-owned subsidiaries (the "Company") design, manufacture and sell screw-in cartridge valves and manifolds used in hydraulic systems. The Company has facilities in the United States, the United Kingdom, Germany, Korea, and China. Sun Hydraulics Corporation ("Sun Hydraulics"), with its main offices located in Sarasota, Florida, designs, manufactures and sells through independent distributors in the United States and other international markets. Sun Hydraulik Holdings Limited ("Sun Holdings"), a wholly-owned subsidiary of Sun Hydraulics, was formed to provide a holding company for the European market operations; its wholly-owned subsidiaries are Sun Hydraulics Limited (a British corporation, "Sun Ltd.") and Sun Hydraulik GmbH (a German corporation, "Sun GmbH"). Sun Ltd. operates a manufacturing and distribution facility located in Coventry, England, and Sun GmbH, operates a manufacturing and distribution facility located in Erkelenz, Germany. Sun Hydraulics Korea Corporation ("Sun Korea"), a wholly-owned subsidiary of Sun Hydraulics, located in Inchon, South Korea, operates a manufacturing and distribution facility. Sun Hydraulics Systems (Shanghai) Co., Ltd., ("Sun China"), a 50/50 joint venture between Sun Hydraulics and Links Lin, the owner of Sun Hydraulics Corporation's Taiwanese distributor, is located in Shanghai, China, and operates a manufacturing and distribution facility.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies followed in the preparation of the Company's consolidated financial statements is set forth below:

Principles of Consolidation. The consolidated financial statements include the accounts and operations of Sun Hydraulics and its direct and indirect subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Critical Accounting Policies and Estimates. It is the Company's accounting policy to report revenues when products are shipped and expenses when costs are incurred. The effect of material nonrecurring events is provided for when they become known. The Company currently only applies judgment and estimates, which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses, for accounts receivable, inventory, goodwill and accruals. The following explains the basis and the procedure for each balance sheet account where judgment and estimates are applied.

Accounts Receivable. The Company sells to most of its customers on a recurring basis primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There is no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See balance sheet for allowance amounts.

Inventory. The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 4 for inventory reserve amounts.

Goodwill. The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the consolidated balance sheet. A valuation based on the cash flow method was performed at December 28, 2002, and it was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 6 for goodwill amounts.

Accruals. The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on information received from plan administrators in conjunction with management's assessments of estimated liabilities related to workers' compensation, the 401(k) plan discretionary match, and health care benefits. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

Management Estimates and Assumptions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

52 Week Fiscal Year. The Company's fiscal year ends on the Saturday nearest to the end of the month of December. Each quarter consists of two 4-week periods and one 5-week period.

Cash and Cash Equivalents. The Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories. Inventories are valued at the lower of cost or market, cost being determined on a first-in, first-out basis. Obsolete and slow moving inventory is evaluated and reserves are established based on specific criteria determined by management.

Property, Plant and Equipment. Property, plant and equipment is stated at cost. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight line method over the following useful lives:

	Years
Computer equipment	3 - 5
Machinery and equipment	4 - 12
Furniture and fixtures	4 - 10
Leasehold and land improvements	5 - 15
Buildings	40

Valuation Assessment of Long-lived Assets. Management periodically evaluates long-lived assets for potential impairment and will provide for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Assets are reviewed for utilization on a monthly basis by management in conjunction with employees that work directly with the assets.

Goodwill. Goodwill, which represents the excess of the purchase price of acquisition over the fair value of the net assets acquired and other acquisition costs, is carried at cost, net of accumulated amortization. Effective January 1, 2002, the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets." Under FAS 142, goodwill is no longer subject to amortization. Instead, FAS 142 requires goodwill to be reviewed for impairment on an annual basis, or more frequently if events or circumstances indicate possible impairment.

Other Assets. Other assets consists of an equity investment in the Company's joint venture in China. The equity investment was recorded at cost and has been adjusted for investment income or loss and dividend distributions for each quarterly period since its origin.

Revenue Recognition. Sales are recognized when products are shipped and title to the products is passed to the customer. Sales incentives are granted to customers based upon the volume of purchases. These sales incentives are recorded at the time of sales as a reduction of gross sales.

Foreign Currency Translation and Transactions. The Company follows the translation policy provided by Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The Pound Sterling is the functional currency of Sun Ltd. The Euro is the functional currency of Sun GmbH. The South Korean Won is the functional currency of Sun Korea. The U.S. Dollar is the functional currency for Sun Hydraulics and the reporting currency for the consolidated group. The assets and liabilities of Sun Ltd., Sun GmbH, and Sun Korea are translated at the exchange rate in effect at the balance sheet date, and income and expense items are translated at the average annual rate of exchange for the period. The resulting unrealized translation gains and losses are included in the component of shareholders' equity designated as "accumulated other comprehensive income." Realized gains and losses from foreign currency translations are included in miscellaneous (income) expense.

Income Taxes. The Company follows the income tax policy provided by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This Statement provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation and stock options.

Stock-based Compensation. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123).

Earnings Per Share Computation. Earnings per share were computed as follows:

	2002	2001	2000
Net Income	**$1,778**	$ 950	$3,921
Weighted-average shares outstanding - basic	**6,433**	6,392	6,385
Incremental shares from assumed conversions	**156**	162	189
Weighted-average shares outstanding - diluted	**6,589**	6,554	6,574
Earnings per share:			
Basic	**$ 0.28**	$ 0.15	$ 0.61
Diluted	**0.27**	0.14	0.60

Outstanding diluted shares includes basic shares outstanding as well as outstanding, unexercised stock options.

3. Fair Value of Investments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value.

The carrying amount of long-term debt approximates fair value, as the interest rates on the debt approximate rates currently available to the Company for debt with similar terms and remaining maturities.

4. Inventories

	December 28, 2002	December 29, 2001
Raw materials	**$2,239**	$2,426
Work in process	**2,611**	2,773
Finished goods	**2,209**	2,353
Provision for slow moving inventory	**(213)**	(314)
Total	**$6,846**	$7,238

5. Property, Plant, and Equipment

	December 28, 2002	December 29, 2001
Machinery and equipment	**$ 46,405**	$ 42,871
Office furniture and equipment	**7,515**	6,904
Buildings	**21,018**	19,654
Leasehold and land improvements	**1,498**	1,149
Land	**2,481**	2,481
	78,916	73,059
Less: Accumulated depreciation	**(36,175)**	(32,381)
Construction in progress	**1,246**	2,877
Total	**$ 43,987**	$ 43,555

Depreciation expense for the years ended December 28, 2002, December 29, 2001, and December 30, 2000, totaled $5,100, $5,383, and $5,538, respectively.

6. Goodwill

On December 28, 2002, the Company had $715 of goodwill, net of amortization of $157, related to its acquisition of Sun Korea.

Valuation models reflecting the expected future cash flow projections were used to value Sun Korea at December 28, 2002. The analysis indicated that there was no impairment on the carrying value of the goodwill.

The following represents pro forma net income and related per share amounts as if the new method of accounting for goodwill was applied retroactively:

For the year ended	**Dec. 28, 2002**	Dec. 29, 2001	Dec. 30, 2000
Net income:			
As reported	**$1,778**	$ 950	$3,921
Pro forma	**1,778**	1,010	3,981
Basic earnings per common share:			
As reported	**$ 0.28**	$ 0.15	$ 0.61
Pro forma	**0.28**	0.16	0.62
Diluted earnings per common share:			
As reported	**$ 0.27**	$ 0.14	$ 0.60
Pro forma	**0.27**	0.15	0.60

7. Other Assets

	December 28, 2002	December 29, 2001
Goodwill, net of accumulated amortization of $157 and $157	**$715**	$715
Equity investment in joint venture	**240**	178
Other	**39**	45
Total	**$994**	$938

8. Accrued Expenses and Other Liabilities

	December 28, 2002	December 29, 2001
Compensation and benefits	**$ 754**	$ 672
Insurance	**219**	451
Other	**108**	371
Total	**$1,081**	$1,494

9. Long-term Debt

	December 28, 2002	December 29, 2001
$3,872 three year note, secured by U.S. equipment, fixed interest rate of 5.3%, due December 23, 2005	**$ 2,980**	$ 3,872
$4,425 10-year mortgage note with 20-year amortization schedule on the U.S. Manatee County facility, fixed interest rate of 6.5%, due December 1, 2011	**4,315**	4,412
$2,400 12-year mortgage note on the German facility, fixed interest rate of 6.05%, due September 30, 2008.	**1,094**	1,081
10-year notes, fixed interest rates ranging from 3.5-5.1%, secured by equipment in Germany, due between 2009 and 2011	**1,115**	1,058
Other	**107**	240
	9,611	10,663
Less amounts due within one year	**(1,421)**	(1,405)
Total	**$ 8,190**	$ 9,258

The remaining principal payments are due as follows: 2003 – $1,421; 2004 – $1,573; 2005 – $1,565; 2006 – $770; 2007 and thereafter - $4,282.

The Company has two revolving bank lines of credit agreements totaling $8,783. Interest rates on these credit facilities are variable based on the prime rate in the U.S. and the equivalent rate in the U.K., respectively. The line of credit in the U.K. expires in 2006, while the line of credit in the U.S. expires in 2004. Neither of these arrangements contain pre-payment penalties. There were no outstanding balances on these credit facilities at December 28, 2002 or December 29, 2001.

Certain of these debt instruments are subject to debt covenants including 1) consolidated net working capital of not less than $2,000 and a current ratio not less than 1.2:1.0 at all times during the term of the loan, 2) tangible net worth at a minimum of $35,000 for the fiscal year 2001, with annual tangible net worth increases of at least 50% of net income for the immediately preceding fiscal year, and 3) consolidated debt service coverage ratio throughout the term of the loan at a minimum of 1.25:1.0 on a calendar year basis. As of December 28, 2002, the Company was in compliance with all debt covenants.

10. Redeemable Common Stock

On June 22, 2002, the Company entered into a standby Stock Repurchase Agreement with the Koski Family Limited Partnership, which owns approximately 36% of the outstanding shares of the Company's common stock. Under the Agreement, the Company agreed to purchase up to $2,250 worth of Company common stock from the Koski Partnership on a one time basis, until June 22, 2004. The repurchase would be at a per share price of either (1) $7.00 per share, or (2) 15% less than the average closing price per share of the common stock for the 15 full trading days immediately preceding the closing date, whichever is lower.

At December 28, 2002, the average closing price of the Company's common stock for the previous 15 full trading days was $8.16 per share. A 15% discount from this price would result in a repurchase price per share of $6.94. At this price, the Company would repurchase 325,000 shares from the Koski Partnership for $2,250 in cash, if requested to do so. On the Company's balance sheet, $2,250 has been transferred from Capital in Excess of Par into Redeemable Common Stock.

11. Distributions and Dividends to Shareholders

The Company declared distributions of $1,029, $1,022, and $1,021 to shareholders in 2002, 2001, and 2000, respectively.

On March 1, 2003, the Company declared a cash dividend of $0.04 per share to shareholders of record on March 31, 2003, payable on April 15, 2003. The Company declared quarterly dividends of $0.04 per share to shareholders of record on the last day of each quarter in 2002 and 2001. These dividends were paid on the 15th day of each month following the date of declaration.

12. Income Taxes

Pretax income is taxed under the following jurisdictions:

For the period ended	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
United States	**$1,337**	$ (283)	$3,807
Foreign	**1,253**	1,595	2,112
Total	**$2,590**	$1,312	$5,919

The income tax provision consists of the following:

For the period ended	**Dec. 28, 2002**	Dec. 29, 2001	Dec. 30, 2000
Current tax expense:			
United States	**$306**	$ 180	$1,300
State and local	**27**	16	110
Foreign	**236**	424	594
Total current	**569**	620	2,004
Deferred tax expense (benefit):			
United States	**115**	(231)	—
State and local	**10**	(21)	—
Foreign	**119**	(6)	(6)
Total deferred	**244**	(258)	(6)
Total income tax provision	**$813**	$ 362	$1,998

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

For the year ended	**Dec. 28, 2002**	Dec. 29, 2001	Dec. 30, 2000
U.S. federal taxes at statutory rate	**$881**	$ 446	$2,012
Increase (decrease)			
Benefit of foreign sales corporation	**—**	—	(30)
Benefit of ETI	**(85)**	—	—
Foreign income taxed at lower rate	**(75)**	(114)	(129)
Nondeductible items	**52**	36	70
State and local taxes, net	**40**	(6)	75
Income tax provision	**$813**	$ 362	$1,998

Deferred tax assets and liabilities at fiscal year end are as follows:

	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Deferred taxes, noncurrent:			
Assets			
Accrued expenses and reserves not currently deductible	**$ 189**	$ 354	$ 161
Compensation expense recognized for book, not yet deductible for tax	**329**	329	329
Deferred royalty income	**139**	158	177
Deferred tax asset, noncurrent	**657**	841	667
Liabilities			
Depreciation	**(4,749)**	(4,689)	(4,773)
Net deferred tax liability, non-current	**$(4,092)**	$(3,848)	$(4,106)

13. Stock Option Plans

During 1996, the Company adopted the 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 1,000,000 shares of the Company's common stock by officers, employees and Directors of the Company. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors.

A summary of the Company's stock option plan for the years ended December 28, 2002, December 29, 2001, and December 30, 2000 is summarized as follows:

	Number of Shares	Exercise Price Range	Weighted Average Exercise Price
(share amounts are in thousands)			
Under option, January 1, 2000 (453 shares exercisable)	666	$ 3.00 - 16.75	$9.19
Granted	103	$ 6.00 - 8.00	$7.36
Forfeitures	(13)	$10.00 - 16.75	$15.19
Under option, December 30, 2000 (526 shares exercisable)	756	$ 3.00 - 16.75	$7.84
Granted	25	$ 7.00	$7.00
Forfeitures	(105)	$16.75	$16.75
Under option, December 29, 2001 (557 shares exercisable)	676	$ 3.00 - 16.75	$7.68
Granted	15	$ 8.27	$8.27
Exercised	(4)	$ 3.85	$3.85
Forfeitures	(17)	$ 6.75 - 10.00	$9.81
Under option, December 28, 2002 (570 shares exercisable)	**670**	**$ 3.00 - 16.75**	**$7.67**

All options listed above vest over 5 years with a maximum term of 10 years.

Outstanding and exercisable options at December 28, 2002 are summarized as follows:

	Options Outstanding			Options Exercisable	
		Weighted-Average			
Exercise Prices	Number of Shares	Remaining Contractual Life	Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 3.00	62,746	1.08	$ 3.00	62,746	$ 3.00
3.43 - 5.05	184,452	3.75	4.43	184,452	4.43
6.00	10,000	7.00	6.00	10,000	6.00
6.75	36,000	8.00	6.75	14,400	6.75
7.00	25,000	8.83	7.00	5,000	7.00
8.00	56,000	7.67	8.00	23,400	8.00
8.27	15,000	9.42	8.27	—	8.27
9.50	194,385	3.57	9.50	194,385	9.50
10.00	31,000	5.92	10.00	31,000	10.00
16.75	55,000	5.33	16.75	45,000	16.75

During 2001, the Company adopted the 2001 Restricted Stock Plan, which provides for the grant of restricted stock of up to an aggregate of 275,000 shares of the Company's common stock to officers, employees, consultants and directors of the Company. Under the terms of the plan, the minimum period before any shares become nonforfeitable may not be less than six months. The market value of the restricted stock at the date of grant was recorded as unearned compensation, a component of shareholders' equity, and is being charged to expense over the respective vesting periods. The Company had 46,250 shares of restricted stock outstanding at December 28, 2002, and 13,917 of these shares were vested.

During 2001, the Company adopted the Employee Stock Purchase Plan ("ESPP"), which became effective August 1, 2001. Most employees are eligible to participate. Employees who choose to participate are granted on option to purchase common stock at 85 percent of market value on the first or last day of the quarterly purchase period, whichever is lower. The ESPP authorizes the issuance, and the purchase by employees, of up to 325,000 shares of the common stock through payroll deductions. No employee is allowed to buy more than $25,000 of common stock in any year, based on the market value of the common stock at the beginning of the purchase period. During 2002, employees purchased approximately 10,694 shares at an average price of $6.66, under the ESPP.

The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plan other than for nonqualified stock options. Had compensation costs for the stock option plan been determined based on the fair value at the grant date for awards in 2001 and 2000 (there were no options granted in 2002) consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

For the year ended	**Dec. 28, 2002**	Dec. 29, 2001	Dec. 30, 2000
Net income:			
As reported	**$1,778**	$ 950	$3,921
Pro forma	**1,639**	671	3,418
Basic earnings per common share:			
As reported	**$ 0.28**	$0.15	$ 0.61
Pro forma	**0.25**	0.10	0.54
Diluted earnings per common share:			
As reported	**$ 0.27**	$0.14	$ 0.60
Pro forma	**0.25**	0.10	0.52

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, and 2000 (no options granted in 2002 became exercisable in 2002): cumulative volatility of 40.0% for 2001 and 2000; dividend yields of 2.09%, and 2.41%, for 2001 and 2000, respectively; risk-free interest rate of 4.96%, and 5.11%, for 2001 and 2000, respectively; and expected terms of 6.50 years for 2001 and 3.00 to 6.50 years for 2000.

14. Employee Benefits

The Company has a defined contribution retirement plan covering substantially all of its eligible United States employees. Employer contributions under the retirement plan amounted to approximately $685, $715, and $1,195 during 2002, 2001, and 2000, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll tax statutes. These supplemental pension benefits amounted to approximately $235, $215, and $110 during 2002, 2001, and 2000, respectively.

15. Segment Reporting

The individual subsidiaries comprising the Company operate predominantly in a single industry as manufacturers and distributors of hydraulic components. Management bases its financial decisions by the geographical location of its operations. The subsidiaries are multinational with operations in the United States, the United Kingdom, Germany, and Korea. In computing earnings from operations for the foreign subsidiaries, no allocations of general corporate expenses, interest or income taxes have been made.

Identifiable assets of the foreign subsidiaries are those assets related to the operation of those companies. United States assets consist of all other operating assets of the Company. Segment information is as follows:

	United States	Korea	United Kingdom	Germany	Elimination	Consolidated
2002						
Sales to unaffiliated customers	**$41,937**	**$5,899**	**$10,200**	**$6,509**	**$ —**	**$64,545**
Intercompany sales	**10,643**	**—**	**1,569**	**32**	**(12,244)**	**—**
Operating income (loss)	**2,029**	**431**	**618**	**416**	**(75)**	**3,419**
Identifiable assets	**43,407**	**2,035**	**11,596**	**6,207**	**(955)**	**62,290**
Depreciation and amortization	**3,905**	**104**	**783**	**308**	**—**	**5,100**
Capital expenditures	**2,219**	**136**	**3,429**	**86**	**—**	**5,870**
2001						
Sales to unaffiliated customers	$43,158	$4,244	$11,378	$6,203	$ —	$64,983
Intercompany sales	10,326	—	1,544	37	(11,907)	—
Operating income (loss)	667	(20)	1,257	95	61	2,060
Identifiable assets	44,463	1,764	11,257	5,861	(1,595)	61,750
Depreciation and amortization	4,219	177	725	305	—	5,426
Capital expenditures	1,939	72	1,357	654	—	4,022
2000						
Sales to unaffiliated customers	$55,488	$5,537	$13,026	$5,916	$ —	$79,967
Intercompany sales	11,232	—	1,814	29	(13,075)	—
Operating income (loss)	5,021	307	1,834	281	(87)	7,356
Identifiable assets	48,717	1,966	10,285	4,757	(1,351)	64,374
Depreciation and amortization	4,283	166	874	271	—	5,594
Capital expenditures	3,213	450	762	(51)	—	4,374

Net foreign currency gains (losses) reflected in results of operations were $(68), $34, and ($39), for 2002, 2001, and 2000, respectively. Operating income (loss) is total sales and other operating income less operating expenses. In computing segment operating profit, interest expense and net miscellaneous income (expense) have not been deducted (added).

Included in U.S. sales to unaffiliated customers were export sales, principally to Canada and Asia, of $7,246, $5,964, and $7,134, during 2002, 2001, and 2000, respectively.

16. Commitments and Contingencies

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

17. New Accounting Pronouncements

On April 30, 2002, the Financial Accounting Standards Board issued FAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, FAS 145 is effective for transactions occurring after May 15, 2002. The adoption of the standard will have no impact to the Company.

In June 2002, the Financial Accounting Standards Board (FASB) issued FAS 146, "Accounting for Exit or Disposal Activities." FAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity including Certain Costs Incurred in a Restructuring." The scope of FAS 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. FAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. Management expects that there will be no impact on the Company's reported operating results, financial position, and existing financial statement disclosure from the adoption of SFAS 146.

In November 2002, the FASB issued Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others (an interpretation of FAS No. 5, 57, and 107 and rescission of FAS Interpretation No. 34)," which modifies the accounting and enhances the disclosure of certain types of guarantees. FIN 45 requires that upon issuance of certain guarantees, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. FIN 45's provisions for the initial recognition and measurement are to be applied to guarantees issued or modified after December. 31, 2002. The disclosure requirements are effective for financial statements of annual periods that end after December 15, 2002. The Company guarantees a loan held by its German subsidiary totaling approximately $250. The debt is recorded in the consolidation, see Note 9.

In December 2002, the FASB issued FAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," an amendment of FASB Statement No. 123. This standard amends FAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for companies that voluntarily change to fair value based method of accounting for stock-based employee compensation. It also requires accounting policy decisions with respect to stock-based employee compensation in both annual and interim financial statements. The transition provisions and annual disclosure requirements are effective for all fiscal years ending after December 15, 2002, while the interim period disclosure requirements are effective for all interim periods beginning after December 15, 2002. The adoption of the disclosure provisions of this standard does not have a material impact.

On January 17, 2003, the FASB issued FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities," an interpretation of ARB No. 51, which imposes a new approach in determining if a reporting entity should consolidate legal entities defined as variable interest entities or VIE's. A legal entity is considered a VIE if it does not have sufficient equity at risk to finance its own activities without relying on financial support from other parties. Additional criteria must be applied to determine if this condition is met or if the equity holders, as a group, lack any one of the three stipulated characteristics of a controlling financial interest. If the legal entity is a VIE, then the reporting entity determined to be the primary beneficiary must consolidate it. Even if a reporting entity is not obligated to consolidate a VIE, then certain disclosures must be made about the VIE if the reporting entity has a significant variable interest. Certain transition disclosures are required for all financial statements issued after January 31, 2003. The on-going disclosure and consolidation requirements are effective for all interim financial periods beginning after June 15, 2003.

The equity method of accounting is used to account for investments in its joint venture in which Sun Hydraulics does not have a majority ownership or exercise control. Based on a preliminary review, Sun Hydraulics does not believe that its investment in the China Joint Venture is VIE and within the scope of FIN 46.


SUN

hydraulics®
CORPORATION

www.sunhydraulics.com





Shareholder Information

Corporate Officers
Clyde G. Nixon
Chairman of the Board

Allen J. Carlson
President, CEO

Richard J. Dobbyn
Chief Financial Officer

Jeffrey Cooper
Engineering Manager

Peter G. Robson
General Manager
Sun Hydraulics Limited

Directors
Marc Bertoneche, PhD
Professor, Business Administration
University of Bordeaux

Allen J. Carlson
President, CEO
Sun Hydraulics Corporation

John S. Kahler
President, CEO
Cincinnati Incorporated

Christine L. Koski
Principal
Koski Consulting Group

Robert E. Koski
Chairman Emeritus, Founder
Sun Hydraulics Corporation

Ferdinand E. Megerlin, Dr.-Ing.
Chairman, Joint Managing Director
Linde AG, Industrial Trucks and Hydraulics Division

Clyde G. Nixon
Chairman of the Board
Sun Hydraulics Corporation

Taco Van Tijn, Esquire
Solicitor

David N. Wormley, PhD
Dean, Engineering School
Pennsylvania State University

Legal Counsel
Shumaker, Loop & Kendrick, LLP
Tampa, Florida

Auditors
PricewaterhouseCoopers, LLP
Tampa, Florida

Corporate Headquarters
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243
Phone: 941-362-1200
Fax: 941-355-4497
www.sunhydraulics.com

Investor Relations
If you wish to be placed on Sun Hydraulics' email list for periodic financial releases, please send your request to investor@sunhydraulics.com

The Company's Annual Reports, Forms 10-K and 10-Q and press releases are available at the Investor Relations section of Sun Hydraulics' website, www.sunhydraulics.com or at request from corporate headquarters.

Transfer Agent
SunTrust Bank, Atlanta
Atlanta, Georgia

Common Stock Information
The Common Stock of Sun Hydraulics Corporation is traded on the NASDAQ National Market under the symbol SNHY.

As of March 17, 2003, there were 105 shareholders of record. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the name of various securities brokers, dealers and registered clearing agencies. The Company believes that there are approximately 2,000 beneficial owners of common stock.

As of March 17, 2003, the closing price per share of SNHY stock was $8.25 and there were 6,448,406 shares outstanding.

Shareholders Annual Meeting
The annual meeting of shareholders will be held:
- Saturday, June 7, 2003
- 10:00 A.M. Eastern Standard Time
- Sun Hydraulics Corporation
  701 Tallevast Road
  Sarasota, Florida 34243.

Designed by Curran & Connors, Inc. / www.curran-connors.com



International Locations

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243
Phone: 941-362-1200
Fax: 941-355-4497

Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, FL 34243
Phone: 941-362-1300
Fax: 941-362-1349

Sun Hydraulics Limited
Wheler Road
Coventry C3V 4LA
England
Phone: 44-2476-217400
Fax: 44-2476-307082

Sun Hydraulik GmbH
Brusseler Allee 2
D-41812 Erkelenz
Germany
Phone: 49-2431-8091-0
Fax: 49-2431-8091-19

Sun Hydraulics Korea Corporation
97B 13L Namdong Industrial Complex
664-12 Gojan Dong, Namdong Gu
Inchon, 405-310, Korea
Phone: 82-32-813-1350
Fax: 82-32-813-1147

Sun Hydraulics Systems (Shanghai) Co., Ltd.
No. 339 Rong Xing Road
Rongbei Town, Sonjiang
Shanghai, China
Phone: 86-21-5778-0778
Fax: 86-21-5778-0768

World Wide Web Address
www.sunhydraulics.com